NSTAR Electric Company and Subsidiary						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)

	Three Months
	Ended
	March 31,	For the Years Ended December 31,
(Thousands of Dollars)	2015	2014	2013	2012	2011	2010
Earnings, as defined:
Net income	$83,561	$303,088	$268,546	$190,242	$252,494	$248,575
Income tax expense	56,130	201,981	172,866	123,966	165,686	162,020
Equity in earnings of regional nuclear generating and transmission companies	(114)	(408)	(550)	(412)	(501)	(836)
Dividends received from regional equity investees	-	-	344	286	676	669
Fixed charges, as below	21,518	82,503	73,115	72,364	76,219	77,902
Less: Interest capitalized (including AFUDC)	(422)	(2,027)	(511)	(259)	(185)	(108)
Total earnings, as defined	$160,673	$585,137	$513,810	$386,187	$494,389	$488,222

Fixed charges, as defined:
Interest on long-term debt (a)	$18,645	$77,140	$79,088	$87,100	$90,040	$90,630
Interest on rate reduction bonds	-	-	399	3,585	7,226	11,235
Other interest (b)	1,801	738	(9,104)	(20,631)	(27,839)	(30,475)
Rental interest factor	650	2,598	2,221	2,051	6,607	6,404
Interest capitalized (including AFUDC)	422	2,027	511	259	185	108
Total fixed charges, as defined	$21,518	$82,503	$73,115	$72,364	$76,219	$77,902

Ratio of Earnings to Fixed Charges	7.47	7.09	7.03	5.34	6.49	6.27

(a) Interest on long-term debt includes amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For the years ended December 31, 2011 and 2010, other interest includes interest related to accounting for uncertain tax positions.